UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14049190

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51565

*AB 3/20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ISI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, SUITE 25B
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FRAKER (212) 972-8300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK FRAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISI CAPITAL, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mark Fraker
Signature

MANAGING MEMBER
Title

ALEXANDRA MELGAR
Notary Public, State of New York
No. 01ME6119085
Qualified in Queens County
Commission Expires 11/22/16

Notary Public

February 25th 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

ISI CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

PUBLIC

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
ISI Capital, LLC:

We have audited the accompanying statement of financial condition of ISI Capital, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations in 2013 and the previous two years. The excess net capital of the Company was only $2,571 at December 31, 2013 and as described in Note 5, the Company converted its subordinated borrowing to meet its net capital requirements in early 2014. As discussed in Note 1, the only other member of the Company withdrew membership in 2013. If the Company continues to suffer recurring losses from operations and continues to struggle to meet net capital requirements, there may be substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ISI Capital, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 21, 2014

ISI CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 1,572
Due from broker	100,000
Fixed assets, at cost (net of accumulated depreciation of $81,575)	683
Prepaid expenses	4,351
Security deposit	20,450
TOTAL ASSETS	$ 127,056

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

Liabilities:	
Accounts payable and accrued expenses	$ 92,813
Liabilities subordinated to the claims of general creditors	64,000
Member's equity (deficit)	(29,757)
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$ 127,056

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

ISI Capital, LLC (the "Company") was organized on October 21, 1998 in the State of New York as a limited liability company, the Operating Agreement of which expires December 31, 2047. The Company, which began its operations in November 1999, became a registered general securities broker-dealer effective July 26, 1999, is subject to regulation by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under the Company's original Operating Agreement, there were three classes of members: Class A, Class B and Class C. The Class A members consisted of one of two the original members who formed and capitalized the Company. The Operating Agreement was amended effective January 22, 2001, to provide for Class D members. As of December 31, 2013, there are no Class B, C or D members.

The Operating Agreement provides for Class A members to share profits and distributions in proportion to their membership interests. The Operating Agreement further provides that the Managers, who shall be elected by the vote of Class A members holding at least two-thirds of the membership interest, may allocate to themselves or any member, whether by formula or otherwise, in their sole and absolute discretion, an amount, either as a distribution of profits, an expense of the business, or both, that represents reasonable compensation for services rendered. For the year ended December 31, 2013, these payments in the amount of $202,966 are included in guaranteed payments to partners on the statement of operations.

During 2013 one of the two Class A members of the company withdrew, creating a single member LLC.

The Company transacts business with institutional customers primarily located in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 3. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

The clearing and depository operations for the Company's customer transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2013 the due from broker, as reflected on the statement of financial condition, consisted of a cash deposit due from this clearing broker.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $8,759, which was $2,571 in excess of the required net capital of $6,188. The Company's net capital ratio was 10.6 to 1. The Company notified FINRA on January 7, 2014 that it had a net capital deficiency. This was resolved by converting the subordinated borrowing to equity, with FINRA's permission.

NOTE 5. SUBORDINATED BORROWING

At December 31, 2013, the Company had a borrowing from a member under a subordination agreement as follows:

Subordinated loan agreement bearing interest at 4.13% per annum, due December 31, 2016	$ 64,000

This borrowing is subordinated to the claims of general creditors, has been approved by FINRA, and is added to net capital in the net capital computation. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's minimum net capital requirements.

The Company was given permission from FINRA to convert this borrowing to equity in 2014 to satisfy it's net capital requirements.

NOTE 6. COMMITMENTS

On October 25, 2011 the Company entered into a lease amendment extending its lease on its main office space in New York City through December 31, 2014 with annual rental payments of $95,368.

As of December 31, 2013, future minimum lease rental payments are as follows:

For the year ending December 31:	
2014	$ 95,368

The Company rented a second location on a month-to-month basis through April, 2013.

Occupancy expense was $111,298 for the year ended December 31, 2013.

NOTE 7. INCOME TAXES

The Company became a single member LLC in 2013 and, as such, is not subject to federal or state income taxes. All revenues and expenses retain their character and pass directly to the member's income tax return. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Since the Company operated at a net loss for the year ended December 31, 2013, there is no provision for UBT for the year.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2010, 2011 and 2012.

NOTE 8. FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over three or five years, the estimated useful life of the related assets. Depreciation expense for the year ended December 31, 2013 was $1,406.

Fixed assets consist of the following:

Computers and office equipment	$ 73,720
Custom Software	8,538
Less: Accumulated depreciation	(81,575)
Net fixed assets	$ 683

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.